InBev

RECEIVED

2005 APR -5 P 2:40

[redacted]

05007088

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

SUPPL

Leuven, 1 April 2005

Dear Madam,

Subject: ~~Interbrew S.A.~~ InBev (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.58.70, fax: +32.16.50.5870, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
APR 07 2005 E
THOMSON
FINANCIAL

dlw 4/7

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

Press release

InBev

InBev publishes its Corporate Governance Statement

Brussels, April 1, 2005

Further to the publication of the Belgian Code on Corporate Governance on 9 December 2004, InBev has today published its Corporate Governance Statement.

This Corporate Governance Statement reflects InBev's commitment to strong Corporate Governance and its intention to consistently provide a comprehensive and transparent disclosure of the company's activities. The Statement fully takes into account the guidelines and recommendations of the new Belgian Code.

It is freely accessible on the InBev website www.inbev.com/investors and will be regularly updated as required.

In addition, the company will provide, in its Annual Report for 2005 and beyond, factual information with respect to its Corporate Governance and any modifications thereto, together with details of relevant events that took place during the year.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.InBev.com.

Contact information

Gwendoline Ornigg
Corporate Media Relations Manager
Tel: +32-16-27-65-72
Fax: +32-16-50-65-72
E-mail: gwendoline.ornigg@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com